Item 77C Submission of matters to a vote of security holders

A Special Meeting of Shareholders of the Munder Healthcare
Fund seriesof Munder Series Trust II, which was originally called for October 26, 2006, was adjourned several times with respect to a proposal asking shareholders to consider the approval of the reorganization and redomiciliation of the Munder Healthcare Fund into a series of Munder Series Trust. The solicitation was completed with respect to that proposal on January 23, 2007.

The shareholders of the Fund did not approve the proposal by the majority of outstanding shares required and the results of the vote are set forth below:

Proposal	No. of Shares
For  	3,054,895
Against  	175,812
Abstain  	500,647